November 15, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (787)265-3200

Mr. Freddy Maldonado
President and Chief Investment Officer
W Holding Company, Inc.
19 West McKinley Street
Mayaguez, Puerto Rico 00681

Re: **W Holding Company, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2004
       Filed March 16, 2005
       File No. 001-16799

Dear Mr. Maldonado:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                            Sincerely,

                                            John P. Nolan
                                            Accounting Branch Chief